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EXHIBIT 4.4

                                      NOTE

                                                              Las Vegas, Nevada

U.S. $80,000                                            Date:  December 3, 2004

                  FOR VALUE RECEIVED, and intending to be legally bound, WHISTLER INVESTMENTS, INC., a Nevada corporation with offices at 5001 East Bonanza Road, Suite 138-145, Las Vegas, Nevada, 89110 ("Borrower"), hereby promises to pay to the order of Trade Winds Telecom, LLC ("Lender"), at its principal office in Fort Lauderdale, Florida, or the holder hereof, the principal sum of Eighty Thousand Dollars ($80,000) ("Loan") together with interest thereon at the rate set forth below.

                  The principal sums owing under the Loan shall bear interest at the rate of Ten Percent (10%) per annum.

                  The entire unpaid principal amount hereof, together with all accrued and unpaid interest thereon and all other amounts payable hereunder shall be due and payable without further demand therefor on December 3, 2005.

                  Interest shall be due and payable at maturity and on the first day of each month following each month after maturity for which the Note remains unpaid.

                  The outstanding principal balance of the Loan may be prepaid without penalty at any time or from time to time in whole or in part. Any such prepayment shall be first applied to accrued and unpaid interest and then to principal.

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                  The occurrence of any one or more of the following events with respect to Borrower shall constitute an event of default:


         (i) the non-payment of any amount payable hereunder when due and the continuance of such failure for a period of ten (10) days,

         (ii) the filing by or against Borrower of a petition for relief under any chapter of the Federal Bankruptcy Code or commencement of state reorganization, arrangement or liquidation proceedings or the inability of Borrower to pay its debts as they mature or the Borrower's making of a trust mortgage or an assignment for the benefit of its creditors or the appointment of a receiver, trustee or conservator to manage Borrower's affairs, except that if any such petition for relief or appointment is not filed or made by Borrower or at its request, only if such petition or appointment is not dismissed or removed within sixty (60) days, or

         (iii) Borrower's liquidation or dissolution.

         (iv) In the event of such default hereunder, the entire unpaid amount due hereunder shall, at the Lender's option, become immediately due and payable in full without further notice to or demand on Borrower of any kind and without presentment, demand or protest, all of which are hereby waived.


                  This Note shall be governed by and construed in accordance with the laws of the State of Florida. If any provision hereof is found to be illegal, invalid or unenforceable for any reason whatsoever, same shall not affect or diminish the rights of Lender with respect to the remaining provisions hereof.

                  Borrower waives presentment, demand, protest, notice of default, non-payment, partial payments and all other notices and formalities.

                  IN WITNESS WHEREOF and intending to be legally bound, Borrower has executed this Note the day and year first above written.

                                           WHISTLER INVESTMENTS, INC.

                                                    /s/ Holly Roseberry
                                           By_________________________________